Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St Peter Port, Guernsey, the Trustee of the Company's discretionary trust established for the purposes of providing shares for the Company's share plans, have advised under a notification dated 27th November 2002 that they purchased on 26th November 2002 a total of 175,000 American Depositary Receipts ("ADRs"), each representing 4 Ordinary shares of 25p each in Allied Domecq PLC, at US$23.9217 per ADR and under a notification dated 28th November 2002 that they purchased on 27th November 2002 a total of 168,382 ADRs, each representing 4 Ordinary shares of 25p each in Allied Domecq PLC, at US$24.7314 per ADR.

These ADRs will be used in connection with awards under the Allied Domecq PLC Employee Share Plans.

As a result, the total number of unallocated shares held by the Trust following these transactions is 34,121,929 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees of the group are potential beneficiaries of the Trust and are therefore treated as interested in the shares acquired by the Trust :-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

These executive directors were not connected with the transactions which took place on the above mentioned dates.


Charles B. Brown
Director of Secretariat & Deputy Company Secretary

28th November 2002